Exhibit 99.1

These materials require your immediate attention. Should you not understand any of the contents of this document, please consult your professional advisors.

MAMMA.COM INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

Date: April 30, 2007

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Mamma.com Inc. (hereinafter referred to as the “Company” or “Mamma”) to be used at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company to be held at the Inter-Continental Hotel, Banquet Hall Saint-Jacques, 360 St. Antoine Street West, 3rd Floor, Montreal, Quebec, Canada H2Y 3X4, on June 8, 2007, at 11:00 am (EDT) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting which accompanies this Circular. It is expected that such solicitation will be made primarily by mail. Proxies may also be solicited by the directors or officers of the Company at nominal cost. The cost of solicitation by or on behalf of management will be borne by the Company. Except as otherwise indicated, all information set forth in the Circular is as at April 25, 2007. In order to conform to the Company’s financial statements, unless otherwise specifically noted, all amounts expressed in this Circular are in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, please complete and return the proxy in the envelope provided. The proxy must be executed by the shareholder or the duly authorized attorney-in-fact of such shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Company at 388 St. Jacques Street, West, 9th Floor, Montreal, Quebec H2Y 1S1, or with the Company’s agent, Equity Transfer & Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 no later than the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

The persons designated in the enclosed form of proxy are directors or senior officers of the Company. Each shareholder has the right to appoint a person (who need not be a shareholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder’s nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the proxy to the Chair of the Meeting prior to the holding of the Meeting. The common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

Non-Registered Shareholders of Securities

Only registered shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Most shareholders are “non-registered” shareholders because the shares they own are not registered in their names, but instead are registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions, (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the designated proxy holders and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A shareholder executing the enclosed proxy may revoke it at any time before it has been exercised. A shareholder may revoke a proxy by depositing an instrument in writing to that effect with the Company at the registered office of the Company, 388 St. Jacques Street West, 9th Floor, Montreal,

Quebec H2Y 1S1, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. Only registered shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

Unless otherwise specified, proxies in the accompanying form will be voted in favour of the following matters:

1.	the election of the proposed persons identified in this Circular to serve as directors until the next meeting of shareholders or until a successor is elected or appointed for the ensuing year;

2.	to appoint RSM Richter LLP, Chartered Accountants, as the auditors of the Company, and to authorize the Board of Directors, acting through its Audit Committee, to fix their remuneration;

3.	to approve a special resolution authorizing a change of the Company’s name from Mamma.com Inc. to Copernic Inc.; and

4.	to approve a resolution ratifying the amendments to By-Law No. 3 and By-Law Relating Generally to the Business and Affairs of the Company in order to change the quorum requirement for meetings of shareholders to two or more shareholders holding at least twenty percent (20%) of the outstanding shares of the Company.

The form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly come before the Meeting. At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if other matters, which are not known to the management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Company since the beginning of the last financial year, no person who is a proposed nominee for election as a director of the Company and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed herein.

RECORD DATE

The Company has fixed the close of business on May 4, 2007 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of her or his common shares. In such case, a transferee of those common shares may produce properly endorsed share certificates, or otherwise establish that she or he owns the common shares and provided that she or he has demanded no later than ten (10) days before the Meeting that the Company recognize the transferee as the person entitled to vote the transferred common shares, such transferee will be entitled to vote his or her common shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at April 25, 2007, the Company had 14,589,197 common shares issued and outstanding. Each common share entitles the holder thereof to cast one vote at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than ten percent (10%) of the voting rights attaching to any class of voting securities of the Company.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.	Election of Directors

In accordance with the articles of incorporation of the Company, the Company’s board of directors (the “Board”) is comprised of between three and ten directors. The number of directors on the Board to be elected is six. It is intended that each person whose name appears below will be nominated at the Meeting for election as a director of the Company to serve until the next meeting of shareholders or until a successor is elected or appointed.

In the event that prior to the Meeting any vacancies occur in the slate of nominees appearing below, it is intended that discretionary authority shall be granted to vote proxies solicited by or on behalf of management for the election of any person or persons as directors.

The following table and the notes thereto state the names of all persons proposed to be nominated by management for election as directors, their principal occupations and the number of shares of the Company beneficially owned, directly or indirectly, by each of them as at April 25, 2007.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Name, Province or State and Country of Residence	Director Since	Present Principal Occupation or Employment and, if applicable, Principal Occupation or Employment within Five Preceding Years [1]	Number of Shares of the Company Beneficially Owned Directly or Indirectly [1]
Claude E. Forget 2 3 4 Quebec, Canada	October 11, 1999	Consultant, Formerly Chief Executive Officer, Intasys Billing Technologies	50,000

David Goldman Ontario, Canada	May 24, 2001	Executive Chairman, Mamma.com Inc. Director, SNC-Lavalin Group Inc. (an engineering and construction company listed on the Toronto Stock Exchange), Director, Workbrain (an enterprise software provider listed on the Toronto Stock Exchange)	75,000

Irwin Kramer 2 3 4 Quebec, Canada	May 24, 2001	President, iCongo, Inc. (an e-commerce and service company)	2,000

Dr. David Schwartz 2 3 4 Jerusalem, Israel	May 23, 2002	Associate Professor, Bar Ilan University School of Business Administration	11,333

W. Brian Edwards 2 3 4 Quebec, Canada	March 17, 2006

Chairman, Miranda Technologies Inc. (manufacturer of high-performance hardware and software for the television broadcast industry),

Chairman, Biotonix Inc. (an iHealth company) and

Director, Camoplast, Inc. (a company which designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles)

			_

Martin Bouchard Quebec, Canada	June 7, 2006	President and Chief Executive Officer, Mamma.com Inc.	50,000

1.

The information with respect to occupation, employment and shares beneficially owned, controlled or directed by the nominees for election as directors above-named is in each instance based upon information furnished by the person concerned.

2.	Member of the Audit and Finance Committee.
3.	Member of the Nominating and Governance Committee.
4.	Member of the Compensation Committee.

If for any reason any such nominee should not be available for election, such proxy will be voted in favour of the remaining nominees and may be voted for a substitute nominee in place of those persons who are not candidates. Management has no reason to believe that any of these nominees will fail to be candidates at the Meeting and does not at this time have any substitute for any such nominees.

2.	Appointment of Auditors

The Board of Directors proposes that RSM Richter LLP, Chartered Accountants, be appointed as the independent auditor of the Company until the close of the next annual meeting of shareholders and that the Board of Directors, acting through its Audit Committee, be authorized to fix the remuneration and oversee the work of the auditors.

3.	Change of the Name of the Company

The shareholders are being asked to consider and, if thought advisable, to approve a special resolution authorizing a change of the corporate name of the Company from “Mamma.com Inc.” to

“Copernic Inc.”. The Board of Directors feels that it would be in the best interests of the Company to approve the proposed name change to more accurately reflect the significance of the Copernic technology platform in the Company’s business strategy.

The form of special resolution in connection with the proposed name change is set forth in Schedule “A” attached to this Circular. To be effective, the special resolution must be approved by 66 2/3% of the votes cast at the Meeting.

4.	Change in Quorum Requirement

The shareholders are being asked to consider and, if thought advisable, to approve a resolution ratifying the amendments to by-law no. 3 and by-law relating generally to the business and affairs of the Company in order to modify the quorum requirement for meetings of shareholders.

In order to comply with NASDAQ requirements applicable to exemptions for home country practices, the Board of Directors adopted a resolution on September 21, 2006, and further amended this resolution on April 30, 2007, amending the quorum requirement for meetings of shareholders contained in Section 7.10 of by-law no. 3 and By-Law Relating to the Business and Affairs of the Company so that it provides the following:

“A quorum for the transaction of business at any meeting of shareholders shall be two or more shareholders present in person or represented by proxy holding at least 20% of the total number of votes attaching to all shares carrying the right to vote at that meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present within 30 minutes of the opening of the meeting, the meeting may be adjourned to such date, and to such time and place as may be designated by the Chairman of the meeting. At the adjourned meeting, the holders of shares carrying a right to vote at the meeting, whether or not they hold at least 20% of the outstanding votes attaching to all shares carrying the right to vote at that meeting and whether or not they were present at the original meeting shall constitute a quorum and may transact the business for which the meeting was originally called”

Before this amendment, the quorum requirement for meetings of shareholders was two holders of common shares entitled to vote at a meeting of shareholders present in person or represented by proxy. The form of resolution in connection with the proposed change in quorum requirement is set forth in Schedule “B” attached to this Circular. To be effective, the resolution must be approved by a majority of the votes cast at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Company strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Company.

The Board of Directors has approved and adopted a document entitled “Responsibilities of the Board of Directors and its three Committees” which sets forth the responsibilities for the Board and these three committees. That document was revised and approved by the Board of Directors on March 29, 2006 and is available on SEDAR at www.sedar.com. It was prepared in response to certain corporate governance concerns. That document includes the Board’s mandate, the Charters of the Board’s three committees and the Company’s insider trading policy and code of ethics. The Company’s code of ethics is available on SEDAR at www.sedar.com. In accordance with the policies and guidelines outlined in that document, the Board of Directors constantly strives to promote a culture of ethical conduct in an effort to meet the highest industry standards. All decisions are carefully considered from this point of view and the Board of Directors does not act until all factors have been adequately considered. This approach is expected of management and, to a relevant degree, all employees of the Company.

1.	Composition of the Board of Directors

More than fifty percent of the directors of the Company are “independent” directors. An independent director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Company, as required by the standards of The NASDAQ Stock Exchange® and the Ontario Securities Commission.

The Chair of the Board of Directors is David Goldman, who is not an independent director. The Board feels strongly that Mr. Goldman’s abilities, extensive experience as a director of listed companies and role in the Company make him best suited for this position. The Board will continue to consider whether or not the position of Chairman should be occupied by an independent director and, if circumstances change, will take action to adjust the composition of the Board accordingly or appoint a lead director who is independent. Independent directors meet regularly through in camera sessions conducted after or during each meeting of the Board. The independent directors, when they deem it advisable, make recommendations to the Board on various matters. The Board will continue to encourage regular meetings of the independent directors through in camera sessions as it feels that it is a good way to facilitate Board operations independently of management and to maintain and improve the quality of governance.

The directors consider the following nominees to be independent to the Company: Claude E. Forget, Irwin Kramer, Dr. David Schwartz and W. Brian Edwards. Through October 2, 2001, Claude E. Forget was Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Company, whose business was subsequently sold. The Board of Directors has determined that Martin Bouchard and David Goldman are not independent because they are officers of the Company.

During the 2006 fiscal year the Board of Directors met 11 times and all of the Directors attended all of the meetings, except for Brian Edwards, who attended 10 of the 11 meetings, and Dr. David Schwartz, who attended 9 of the 11 meetings.

The Board of Directors’ mandate is set forth in the document entitled “Responsibilities of the Board of Directors and its Three Committees,” which provides in pertinent part:

It is the explicit responsibility of the Board of Directors to assume the global stewardship of the Company and to ensure itself of the pertinence and efficiency of the key functions and of the following matters:

•	Strategic planning.

•	Financial management.

•	Identification of the principal risks associated with the activities of the Company and the establishment of an appropriate system to manage these risks.

•	Succession planning, including appointing, training and monitoring officers.

•	The communications policy of the Company with its shareholders.

•	The integrity of the Company’s internal control and management information systems.

The Board has drawn up a written position description for the Chairman of the Board and CEO. The Chairman of a Board committee is mainly responsible for overseeing how the committee is managed and that it effectively performs its duties and to guide the committee in the performance of its charter mandate and any other matter which the Board delegates to the committee.

The Board ensures that each new director has the necessary abilities, expertise, availability and knowledge to properly perform his duties and provides him with the corporate information and documentation required to do so. Additional education of directors and information about our activities is available upon request.

All directors, officers and employees who have information giving them reasonable grounds to believe that certain accounting practices or the auditing of the Company are illegal or irregular, or that other violations of our Code of Ethics have or are occurring, can and are encouraged to utilize the Company’s Whistleblower Policy.

No material change report that pertains to any conduct of a director or officer that constitutes a departure from the Code of Ethics was filed during financial year 2006.

Our Code of Ethics clearly states that the directors and executive officers must avoid any transaction or event which could give rise to a conflict of interest. If an event or transaction occurs in which a director has a material interest, he must disclose his interest to the Board and refrain from voting with respect to any matter related thereto.

The role of the Nominating and Governance Committee is, among other things, to assess the effectiveness of the Board, its committees and its directors.

2.	Committees of the Board of Directors

The Company maintains three standing committees: the Audit and Finance Committee, the Nominating and Governance Committee and the Compensation Committee.

As part of its ongoing review of corporate governance matters, on March 29, 2006 the Company’s Board of Directors approved Charters constituting a Compensation Committee and a Nominating and Governance Committee to segregate the nominating and executive compensation functions into separate Charters as required by the standards of The NASDAQ Stock Exchange®.

Prior to that time the nominating and executive compensation functions were administered in a single committee.

Composition of the Audit and Finance Committee

The current members of the Audit and Finance Committee are Irwin Kramer, Dr. David Schwartz, W. Brian Edwards and Claude E. Forget, all of whom are independent. On March 29, 2006, the Board approved a new Charter of the Audit and Finance Committee of the Company. The Charter provides that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Company and in the quality and integrity of financial reports of the Company. The Audit and Finance Committee meets with the financial officers of the Company, including the Chief Financial Officer, and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition, the Audit Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. In 2006, the Audit and Finance Committee met ten times and the Company’s independent auditors were present at six of these meetings.

Composition of the Nominating and Governance Committee

The current members of the Nominating and Governance Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and W. Brian Edwards.

The Nominating and Governance Committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

(i)	the search for and compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)	the Company’s management structure and succession plans;

(iii)	the recommendation of new candidates as potential directors of the Company and the assessment of the performance of current directors and committees; and

(iv)	the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

Composition of the Compensation Committee

The current members of the Compensation Committee are Irwin Kramer, Dr. David Schwartz, Claude E. Forget and W. Brian Edwards.

The Compensation Committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

(i)	the compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)	the incentive plans for employees of the Company and its subsidiaries; and

(iii)	the Company’s Stock Option Plan and the granting of stock options thereunder.

Report on Executive Compensation

As part of its ongoing dedication to creating shareholder value and promoting corporate success, the Compensation Committee establishes executive compensation in order to attract, retain and motivate key executives in the increasing competitive Internet and information technology sectors and to reward significant performance achievements.

Consistent with the Company’s objectives, and in order to further align shareholder and executive interests, the Compensation Committee places emphasis on base salary, incentive compensation, discretionary bonus, retention compensation and long-term incentive compensation by granting of stock options in establishing executive compensation. Consequently, the standard executive compensation package of the Company is composed of four major components: (i) base salary and benefits, (ii) short-term incentive, (iii) retention and (iv) long-term incentive compensation.

In making compensation decisions with respect to each of these components, the Compensation Committee considers external market data for executives. Towers Perrin was retained by the Chair of the Compensation Committee in 2006 and 2005 to assist with preparing information and providing advice on officer and Board of Director compensation arrangements. Materials prepared by Towers Perrin have been presented by the Chair to the Compensation Committee for review and decisions. Towers Perrin’s scope of services in the most recent fiscal year included providing advice and market data related to Board of Director and officer compensation arrangements, assisting with the design of special compensation programs, and other general executive compensation assistance. Towers Perrin does not provide any other services to the Company. The Compensation Committee uses the compensation data from Towers Perrin as one of several factors in determining the appropriate levels of base salary, short-term and long-term incentives that fairly compensate the Company’s executive officers.

In setting the compensation package for executives, the Compensation Committee balances consideration of base salary with short-term incentive compensation so that a significant proportion of executive officers’ compensation is linked to objectives aligned with the interests of the Company’s shareholders. The compensation packages include:

i)	Salary and Benefits

Salary and benefits policies of the Company are determined by bench marking similar businesses in the Internet sector and are targeted at the mid range in the sectors, taking into account the economic trends, the Company’s competitive position and performance and extraordinary contributions to the Company.

ii)	Short-Term Incentive Compensation

The Company provides short term cash incentive compensation to those individuals of its senior management and its subsidiaries whose responsibilities and attainment of personal and Company objectives exceed established expectations, based on individual contributions, operating results, and financial performance. The amount of these payments are approved by the Compensation Committee and are based on specific goals in these areas. Incentive compensation targets for each individual are set during the first quarter of each year.

In the case of Named Executive Officers, as defined hereinafter under the heading “Statement of Executive Compensation”, targeted incentive compensation varies in proportion to base salary, depending primarily on the level of responsibility of the individual. Generally, when operating results and financial performance objectives are exceeded bonuses are higher, when the objectives are not met the incentive bonuses are lower or nil depending on the circumstances and the individual’s contribution to the Company.

The Board of Directors, upon recommendation of the Compensation Committee, also may award bonuses as deemed necessary to compensate management for circumstances where warranted to reward extraordinary contributions to the Company not reflected in our results of operations if and when deemed in the Company’s best interest.

For the year ended December 31, 2006, for all of the officers, no incentive compensation was earned related to Company objectives as minimal financial targets were not met; however, some executive officers were paid bonuses base upon their contributions to the Company.

iii)	Retention Compensation

In view of the circumstances in 2005 confronting the Company including the continuing pendency of the SEC investigation, the securities class action lawsuit, and defection of several of the Company’s advertising network sales employees to form a competing business, a retention compensation program was initiated. In April 2005, the Compensation Committee recommended and the Board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf, Patrick Gagné and Joel Lamantia would receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salaries at the end of the retention period. The end of the retention period would be the date of the 2006 annual general meeting (but no later than June 30, 2006). Awards were forfeited if the executive left voluntarily before the end of the retention period, or was terminated for cause. Patrick Gagné left the Company before the end of the retention period, therefore, no retention bonus was paid to him.

iv)	Long-Term Incentive Compensation

The long-term incentive component of the Company’s compensation program consists of the stock option plan of the Company which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Company. The stock option plan of the Company is described below under the heading “Stock Option Plan”.

The Compensation Committee determines the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Company’s common shares as traded on the NASDAQ Stock Exchange® in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients is determined by the Compensation Committee on a discretionary basis.

The Compensation Committee may, in its discretion, determine when the options granted under the stock option plan may be exercised or vested, provided that the term of such options can not exceed ten (10) years.

Unless otherwise stipulated by the terms of a stock option grant, which terms are approved by the Compensation Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holder ceases to be employed by the Company. In the event of death, any vested option of a holder lapses three (3) months after his or her death. In the event that the holder’s employment terminates due to disability, the holder may exercise the vested options for one (1) year after the date of termination of employment. If the holder is terminated for cause, vested options terminate immediately.

Compensation of the Named Executive Officers

Prior to January 12, 2004, the Chairman and Chief Executive Officer of the Company was David Goldman who is now the Company’s Executive Chairman. On January 12, 2004, Guy Fauré was appointed President and Chief Executive Officer of the Company. On August 12th, 2004, the Company amended the employment arrangement of the President and Chief Executive Officer. As a result, should there be a change of control in the Company, Guy Fauré will be entitled to a lump sum payment equal to 200% of his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

The President and Chief Executive Officer’s compensation is considered and determined by the Compensation Committee. The President and Chief Executive Officer does not participate in the Committee’s decisions relating to his Compensation.

The aggregate compensation of the President and Chief Executive Officer consists of three components: base salary, annual cash bonus and equity incentives. The Committee strives to balance the compensation among these three components to stay competitive in the market and align the compensation with shareholder interests.

In 2006, Mr. Fauré’s base salary was $224,705 and he received a bonus of $52,924 and a retention bonus of $157,448 as explained under retention compensation section. He also received taxable benefits of $3,718. In establishing Mr. Fauré’s salary, the Compensation Committee assessed his overall contribution as well as the publicly disclosed compensation of chief executive officers of companies in the Internet sector, taking into account the factors described above under Salary and Benefits.

Effective January 31, 2007, Mr. Fauré resigned as President and Chief Executive Officer and Director of the Company and was replaced by Martin Bouchard in these positions.

Martin Bouchard was Executive Vice President, Chief Strategist and Technology Officer from December 22, 2005 to January 31, 2007. Martin Bouchard’s annual salary of CA$200,000 with a short term annual incentive compensation at a mid point of 50% of base salary for meeting targeted financial performance ranging from a minimum of 25% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 75% for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other executive officers given Martin Bouchard’s position as the No. 2 officer in the Company. As Martin Bouchard was not a director at the time of these contractual negotiations, he was not involved in any discussions or approval by the Compensation Committee and the Board of these employment conditions. On February 1, 2007, Martin Bouchard was appointed President and Chief Executive Officer of the Company. On March 29, 2007, the Compensation Committee increased Martin Bouchard’s annual salary to CA$240,000 effective February 1, 2007 following a competitive compensation study carried out for the Company by an external consultant. Martin Bouchard is not a member of the Compensation Committee and was not involved in such determination.

Conclusion

The Company’s executive compensation policy links executive compensation to corporate results and individual contribution, as well as stock performance and long-term results. The Compensation Committee regularly reviews the various executive compensation components to ensure that they maintain their competitiveness in the industry and continue to focus on the Company’s objectives, values and business strategies.

Depending on specific circumstances, the Compensation Committee may also recommend employment terms and conditions that deviate from the above described policies.

Statement of Executive Compensation

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2004, 2005 and 2006 to:

(i)	the Chief Executive Officer;

(ii)	the Chief Financial Officer;

(iii)	each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2006 and whose total salary and bonus exceeded CA$150,000, and

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Company at the end of December 31, 2006 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate. Exchange rate conversions were .77014 in 2004, ..82622 in 2005 and .88206 in 2006.

Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $		Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options and Other)
Guy Fauré[1] President and Chief Executive Officer	2006 2005 2004	224,705 199,520 167,083	179,940 49,573 157,484	[2]	3,718 3,980 496,295

David Goldman[3] Executive Chairman	2006 2005 2004	Nil Nil Nil	Nil Nil Nil		Nil Nil 718,352

Daniel Bertrand Executive Vice President and Chief Financial Officer	2006 2005 2004	153,326 136,040 119,841	116,644 57,835 77,168	[4]	3,722 3,990 172,128

Martin Bouchard Executive Vice President	2006 2005 2004	176,158 — —	13,231 — —		2,382 — —

Éric Bouchard Vice President – Products	2006 2005 2004	149,798 — —	23,992 — —		2,372 — —

Patrick Hopf Vice President – Business Development	2006 2005 2004	125,816 107,016 94,688	88,488 16,524 53,503	[5]	2,869 1,660 99,261

[1]

Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007. In connection with his resignation, the Company will pay Mr. Fauré termination compensation and record the termination costs of CDN$510,000 in Q1 2007, it will change the duration of option agreements and allow accelerated vesting of options. These changes will represent an additional non-cash item expense of approximately US$267,000 which will be recorded in Q1 2007.

[2]	Includes a bonus of $22,492 and retention compensation of $157,448.
[3]

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.

[4]	Performance bonus of $9,209 and retention bonus of $107,435.
[5]	Performance bonus of $6,986 and retention bonus of $81,502.

		Long Term Compensation				All Other Compensation
Name and Principal Occupation	Year	Awards			Payouts	U.S. $
		Securities Under Options #		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $
Guy Fauré[1] President and Chief Executive Officer	2006 2005 2004	Nil 176,500 75,000	[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David Goldman[3] Executive Chairman	2006 2005 2004	Nil 75,000 75,000	[4]	Nil Nil Nil	Nil Nil Nil	125,004 173,859 159,573	[3] [3] [3]

Daniel Bertrand Executive Vice President and Chief Financial Officer	2006 2005 2004	Nil 87,500 50,000	[5]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Martin Bouchard Executive Vice President	2006 2005 2004	Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Éric Bouchard Vice President – Products	2006 2005 2004	Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Patrick Hopf Vice President –Business Development	2006 2005 2004	Nil 46,800 Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

[1]	Mr. Fauré resigned from his positions as the President, Chief Executive Officer and a member of the Board of Directors of the Company effective as of January 31, 2007.
[2]	In February 2005, Guy Fauré voluntarily surrendered his entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.
[3]

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options under the Company’s stock option plan.

[4]	In February 2005, David Goldman voluntarily surrendered his entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.
[5]	In February 2005, Daniel Bertrand voluntarily surrendered his entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

Employment Agreements and Change of Control Provisions

During 2006, the Company had employment arrangements and agreements with the following Named Executive Officers. All sums mentioned herein are in Canadian Dollars.

On July 8, 1999, Daniel Bertrand, Executive Vice President and Chief Financial Officer of the Company entered into an employment agreement with the Company. Pursuant to the terms and conditions of his employment agreement, Mr. Bertrand is paid an annual salary of CA$185,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options under the Company’s stock option plan.

On August 12, 2004, the Company amended the employment arrangement of the Executive Vice President and Chief Financial Officer. As a result, if there is a change of control of the Company, Mr. Bertrand will receive a lump sum payment equal to the greater of the past 18 months salary payments, or CA$225,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

On September 10, 2001, Guy Fauré, the former President and Chief Executive Officer of the Company who resigned effective January 31, 2007, entered into an employment agreement with Mamma.com Enterprises Inc. Pursuant to the terms and conditions of this employment agreement, Mr. Fauré was entitled to an annual salary of CA$255,000 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels, to a maximum of 96% for far exceeding expected performance levels. Mr. Fauré was also entitled to receive stock options under the Company’s stock option plan.

On August 12, 2004, the Company amended the employment arrangement of the President and Chief Executive Officer. As a result, if there is a change of control of the Company, Guy Fauré was entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

David Goldman was Chairman and Chief Executive Officer of the Company until January 12, 2004 when he became the Executive Chairman of the Company. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Company but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Company.

The Company has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for consulting services rendered. This company was remunerated for services rendered on an hourly rate of CA$250. These consulting arrangements may be terminated on sixty (60) days’ notice by either party.

On August 12, 2004, the Company amended the employment arrangement of the Executive Chairman. As a result, if there is change of control of the Company, Dave Goldman Advisors Inc. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CA$300,000 if Mr. Goldman:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

Éric Bouchard has been Vice President - Products since the acquisition of Copernic by the Company. In 2006, Éric Bouchard’s annual salary of CA$170,000 with an short term annual incentive compensation at a mid point of 40% of base salary for meeting targeted financial performance ranging from a minimum of 20% of base salary at minimal acceptable financial performance and operating results levels, to a maximum of 60% for far exceeding targeted performance levels. This compensation package was contractually negotiated at the time of the acquisition of Copernic and was approved by the Compensation Committee as it was consistent with the compensation and bonus arrangements with other officers. On January 1, 2007, Éric Bouchard’s compensation was increased to CA$181,000 consistent with compensation data provided by Towers Perrin. The Company is presently having a competitive compensation/incentive plan study carried out by a consultant to review 2007 compensation packages for officers.

There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, save and except for the agreements between the Company and Dave Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the NASDAQ Composite Index for the five-year period commencing December 31, 2001 and ending December 31, 2006.*

	2002	2003	2004	2005	2006
Mamma	59	147	288	114	226
NASDAQ	68	103	112	113	124

*	The above graph assumes an initial investment in the NASDAQ Composite Index and in the Company’s common shares of $100 as of December 31, 2001, as well as the reinvestment of all subsequent dividends, if any. All prices for the NASDAQ Composite Index and the Company’s common shares were obtained from The NASDAQ Stock Exchange®.

Stock Option Plan

In 1999, the Company adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Company, to provide eligible officers, directors, employees and consultants of the Company and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding ten years. The exercise price of the options may not be less than the market price of the Company’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Company (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within three months and disability in which event they are exercisable within one year). The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000, May 23, 2002 and June 7, 2006 provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 1,400,000 common shares. The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Company reserved for options to optionees or issued to optionees within any one year period shall not exceed fifteen percent (15%) of the outstanding common shares of the Company, and (ii) at no time may any optionee hold more than five percent (5%) of the outstanding common shares of the Company under option.

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2006. No options were granted to officers in 2006.

Option Grants During the Most Recently Completed Financial Year

No options were granted to the Named Executive Officers during the financial year ended December 31, 2006.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/ Unexercisable
David Goldman	Nil	Nil	61,750 /57,250	132,923 / 139,998
Guy Fauré*	Nil	Nil	110,875 / 127,125	238,773 / 270,498
Daniel Bertrand	Nil	Nil	53,625 / 62,875	116,725 / 135,085
Patrick Hopf	Nil	Nil	25,741 / 33,393	59,645 / 71,732
Joel Lamantia	Nil	Nil	12,050 / 14,650	24,731 / 27,574
Martin Bouchard	Nil	Nil	Nil / Nil	Nil / Nil
Éric Bouchard	Nil	Nil	Nil / Nil	Nil / Nil
Claude E. Forget	Nil	Nil	8,333 / 16,667	21,749 / 43,501
Dr. David Schwartz	Nil	Nil	8,333 / 16,667	21,749 / 43,501
Irwin Kramer	Nil	Nil	8,333 / 16,667	21,749 / 43,501
W. Brian Edwards	Nil	Nil	Nil / 25,000	Nil / 69,000

Option and SAR Repricing

No options were repriced during the year ended December 31, 2006.

*	As part of his termination agreement effective January 31, 2007, vesting of unvested options was accelerated.

Securities Under Option to Directors and Named Executive Officers as at December 31, 2006

Names	Securities Under Options Granted (#)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Daniel Bertrand	10,000	2.57	2.57	4/30/2013
Daniel Bertrand	5,000	1.99	1.99	1/16/2013
Daniel Bertrand	12,500	6.28	6.28	2/15/2012
Daniel Bertrand	75,000	2.28	2.28	11/8/2010
Daniel Bertrand	14,000	3.58	3.58	11/5/2010
W. Brian Edwards	25,000	2.13	2.13	3/17/2011
Guy Fauré	25,000	2.57	2.57	4/30/2013
Guy Fauré	7,500	1.99	1.99	1/16/2013
Guy Fauré	26,500	6.28	6.28	2/15/2012
Guy Fauré	150,000	2.28	2.28	11/8/2010
Guy Fauré	29,000	3.58	3.58	11/5/2010
Claude E. Forget	25,000	2.28	2.28	11/18/2010
David Goldman	7,500	2.57	2.57	4/30/2013
David Goldman	7,500	1.99	1.99	1/16/2013
David Goldman	75,000	2.28	2.28	11/8/2010
David Goldman	29,000	3.58	3.58	11/5/2010
Irwin Kramer	25,000	2.28	2.28	11/8/2010
Dr. David Schwartz	25,000	2.28	2.28	11/8/2010
Joel Lamantia	2,500	1.99	1.99	1/16/2013
Joel Lamantia	4,700	6.28	6.28	2/15/2012
Joel Lamantia	15,000	2.28	2.28	11/8/2010
Joel Lamantia	4,500	3.58	3.58	11/5/2010
Patrick Hopf	2,500	1.99	1.99	1/16/2013
Patrick Hopf	6,800	6.28	6.28	2/15/2012
Patrick Hopf	40,000	2.28	2.28	11/8/2010
Patrick Hopf	6,500	3.58	3.58	11/5/2010
Patrick Hopf	3,334	1.53	1.53	2/25/2009

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2006, the information with respect to all of our compensations plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation plans approved by shareholders	682,232	$2.84	717,768
Total:	682,232	$2.84	717,768

Compensation of Directors

During the fiscal year ended December 31, 2006, directors were each paid $6,250 quarterly. Effective April 1, 2005 the Chair of the Board received $12,500/annum, the Chair of the Audit Committee received a payment of $10,000/annum and the Chair of the Compensation and the Nominating and Governance Committees received a payment of $5,000/annum. The directors received a combined fee of $1,000 for attending Board and committee meetings on the same day and members of the Audit, Compensation, and Nominating and Governance committees receive a $1,000 payment if a committee meeting is held on a day other than the day of a Board meeting and, if a Board or committee meeting held via teleconference, directors received a payment of $500.

Directors and Officers Insurance

The Company has purchased director and officer liability insurance covering each director and executive officer of the Company. The insurance, which provided coverage for the directors, officers and the Company for liability up to $15,000,000, was scheduled to expire on March 28, 2007. On March 27, 2007, the Company renewed its director and officer liability insurance for a total coverage of $20,000,000.

Indebtedness of Directors and Officers

During the most recently completed financial year, none of the directors and executive officers of the Company and none of the management nominees for election as a director nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Company or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than the transactions referred to in this Circular, there have been no transactions since the beginning of the Company’s last completed financial year, nor any proposed transactions, which have materially affected or would materially affect the Company, in which there is a direct or indirect interest by any director or senior officer of the Company, any proposed management nominee for election as a director of the Company, any person or company that owns of record, or is known by the Company to own beneficially, directly or indirectly, more than ten percent of any class of securities of the Company, or any associate or affiliate of any of the foregoing persons or companies.

MANAGEMENT CONTRACTS

The Company has a consulting agreement with Dave Goldman Advisors Ltd., 499 Fairlawn Ave., Toronto, ON for consulting services provided by David Goldman. Effective January 1, 2005, Dave Goldman Advisors Ltd. was remunerated for services rendered at an hourly rate of CA$250 plus expenses incurred. These consulting arrangements may be terminated on sixty (60) days’ notice by either party. Total fees for 2006 were $141,971 (2005 -$202,404; 2004—$182,687). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

GENERAL

A copy of the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and the auditors’ report thereon is included with the Annual Report accompanying these materials.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained on SEDAR at www.sedar.com. Security holders may contact the Company at 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, H2Y 1S1, attention Chief Financial Officer, to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for the year ended December 31, 2006.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

BY ORDER OF THE BOARD

/s/ David Goldman
Montreal, Quebec	DAVID GOLDMAN
April 30, 2007	Executive Chairman

SCHEDULE “A”

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

MAMMA.COM INC.

CHANGE OF NAME OF THE COMPANY

WHEREAS it is desirable to change the name of the Company from “Mamma.com Inc.” to “Copernic Inc.”;

NOW THEREFORE BE IT RESOLVED THAT:

1.	The name of the Company be changed from “Mamma.com Inc.” to “Copernic Inc.”;

2.	Any director or officer of the Company be and he is hereby authorized and directed to execute or cause to be executed on behalf of the Company or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such other acts and things as he shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, including, without limitation, delivery of articles of amendment in prescribed form to the Director appointed under the Business Corporations Act (Ontario) (the “Director”), and such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

3.	The directors of the Company may revoke the foregoing resolution without further approval of the shareholders of the Company at any time prior to the issue by the Director of a Certificate Amendment relating thereto.

SCHEDULE “B”

RESOLUTION OF THE SHAREHOLDERS OF

MAMMA.COM INC.

CHANGE IN QUORUM REQUIREMENT

WHEREAS it is desirable to ratify the resolution of the directors of the Company adopted as of September 21, 2006, as amended on April 30, 2007, relating to the change in the quorum requirement for meetings of shareholders;

NOW THEREFORE BE IT RESOLVED THAT:

1.	The resolution of directors of the Company adopted as of September 21, 2006, as amended on April 30, 2007, providing that By-Law No. 3 and By-Law Relating Generally to the Business and Affairs of the Company be amended by the deletion of Section 7.10 in its entirety and replacing it with the following:

“A quorum for the transaction of business at any meeting of shareholders shall be two or more shareholders present in person or represented by proxy holding at least 20% of the total number of votes attaching to all shares carrying the right to vote at that meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present within 30 minutes of the opening of the meeting, the meeting may be adjourned to such date, and to such time and place as may be designated by the Chairman of the meeting. At the adjourned meeting, the holders of shares carrying a right to vote at the meeting, whether or not they hold at least 20% of the outstanding votes attaching to all shares carrying the right to vote at that meeting and whether or not they were present at the original meeting shall constitute a quorum and may transact the business for which the meeting was originally called”

be and it is hereby ratified;

2.	Any director or officer of the Company be and he is hereby authorized to execute and sign any documents, perform all acts and things necessary or useful in his or her own discretion in order to give full effect to the foregoing; and

3.	The directors of the Company may revoke the foregoing resolution without further approval of the shareholders of the Company at any time.